Exhibit 21

List of subsidiaries:

1.	Orcel, LLC – a limited liability company formed in Delaware.

2.	Hapto Biotech, Inc. – incorporated in Delaware.

3.	Hapto Biotech (Israel) Ltd. – incorporated in Israel.